MARK ZVONKOVIC 212.872.8001/fax: 212.872.1002 mzvonkovic@akingump.com

January 23, 2008

Barbara C. Jacobs
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	BPW Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1, File No. 333-147439

Dear Ms. Jacobs:

On behalf of BPW Acquisition Corp. (the ‘‘Company’’), we respond as follows to the Staff’s comment letters, dated January 10, 2008 and January 26, 2008, relating to the above-captioned Registration Statement. Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement (‘‘Amendment No. 2’’), a copy of which has been marked with the changes from the filing of Amendment No. 1 to the Registration Statement. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to Matthew Crispino.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter. Additionally, we have, where appropriate, indicated in the markings of the courtesy hard copies of the marked Amendment No. 2 the specific locations in such amendment in which our responses to the Staff’s comments are reflected.

Staff’s comment letter dated January 10, 2008

Form S-1/A

General

1.	We note your response to comment 3 of our letter dated December 13, 2007. Please file executed copies of the limit order agreements between Citigroup Global Markets Inc. and your sponsors.

The Company has filed a form of limit order agreement as Exhibit 10.10 with this Amendment No. 2. The Company will provide the Staff with a marked copy against the form of limit order agreement filed as Exhibit 10.10 with Amendment No. 1. The Company notes that the parties to the limit order agreements have not yet executed them; however, the Company will file executed copies of the limit order agreements once they have been executed.

2.	We reissue comment 6 of our letter dated December 13, 2007. The prospectus summary is currently 22 pages long and contains a significant amount of disclosure that is repetitive of that which is contained in numerous locations throughout the prospectus. In addition, the amount of detail you include in the summary overwhelms the most significant aspects of the offering. Please consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in a summary format that is brief and consistent with Plain English principles. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

We have eliminated redundant and repetitive disclosure on pages 2, 10, 13, 16 and 69 to comply with this comment.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
January 23, 2008

Prospectus Cover Page

3.	We reissue comment 7 of our letter dated December 13, 2007. Please be very careful to limit the information on the cover page to the basic terms of the offering. Much of the information you include here, particularly in the fourth and fifth full paragraphs, is very detailed and is included elsewhere in the prospectus. Move the information that is not required by Item 501 or is not key to an investment decision off the cover page. If you disagree, provide us with a compelling analysis as to why this information is key to an investment decision and describe for us how investors will utilize the information such that it should be afforded treatment on the cover.

The Company believes that the information in the fourth and fifth full paragraphs on the cover page is critical to an investor’s decision of whether or not to purchase the Company’s securities. Since recent SPAC offerings generally include a discussion of the sponsor’s warrants and, if relevant, any limit order agreements on the cover page, the Company believes that investors expect to see similar disclosure in this offering. Furthermore, the Company believes that the amount of ‘‘at risk’’ investment by the sponsors, as shown by the sponsors’ warrants, and the prospects for liquidity after announcement of an initial business combination as shown by the limit orders are significant factors in an investor’s investment decision. Nonetheless, in order to comply with this comment, we have shortened the disclosure relating to these items on the cover page.

Conversion Rights for Public Stockholders Voting to Reject Our Initial Business
Combination, page 16

4.	We note your response to comment 12 of our letter dated December 13, 2007. Please revise your disclosure to indicate specifically how you will apply the standard in Exchange Act Rule 13d-5(b) to determine when your public stockholders are acting in concert or as a ‘‘group.’’

We have revised the disclosure on pages 15, 25, 70 and 76 to comply with this comment.

Conversion Rights for Public Stockholders Voting to Reject Our Initial Business
Combination, page 71

5.	We note your response to comment 25 of our letter dated December 13, 2007. Please advise whether you considered the American Stock Exchange’s proxy notification recommendations in deciding the length of time stockholders would have to tender their certificates prior to a vote on an initial business combination.

We have revised the disclosure on page 71 to comply with this comment.

Certain Relationships and Related Party Transaction, page 95

6.	We note your response to comment 34 of our letter dated December 13, 2007. Please clarify the policies and procedures the audit committee will follow in reviewing and approving subject transactions. Section IV(C)(2) of your Audit Committee Charter, filed as Exhibit 99.4 to your Amended Form S-1, appears to only indicate that your audit committee is responsible for reviewing and approving all related party transactions. Please advise.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
January 23, 2008

The Company respectfully advises the Staff that Sections IV(C)(8) and IV(C)(9) of the Company’s Audit Committee Charter set forth the policies and procedures the audit committee will follow in reviewing related party transactions.

Section IV(C)(8) states that the audit committee will:

•	Review and approve all payments made to the Company’s officers and directors or its or their affiliates (including reimbursement of expenses over $10,000 incurred by the Company’s management team in identifying potential target businesses), other than those disclosed in the Registration Statement on Form S-1 filed by the Company with the SEC to register the Company’s initial public offering (the ‘‘Registration Statement’’). Any payments made to members of the Audit Committee will be reviewed and approved by the Board, with the interested director or directors abstaining from such review and approval.

Section IV(C)(9) states that the audit committee will:

•	Review the terms of all agreements (the ‘‘IPO Agreements’’) between the Company and any of its officers or directors included as exhibits to the Registration Statement at each quarterly meeting of the Audit Committee to determine whether the parties to each IPO Agreement are in compliance with such agreement. If any noncompliance is identified, then the Audit Committee shall immediately take all action necessary to rectify the noncompliance or otherwise cause compliance with the requirements of the Company’s certificate of incorporation as in effect on the such date, or the terms and provisions of each IPO Agreement.

Staff’s comment letter dated January 16, 2008

Form S-1/A

General

1.	We note your response to comment 5 of our letter dated December 13, 2007 and the corresponding revisions to the relevant sections of your prospectus. Please tell us why you believe that the existence of the agreements with respect to limit orders, and the limit orders themselves, will not violate Regulation M under the Exchange Act with respect to the initial distribution. See Key Hospitality Acquisition Corp. (pub. avail. October 12, 2005), in which the staff took a no-action position with respect to warrant purchase agreements similar to the agreements of your sponsors to purchase common stock. We note that the agreements at issue in Key Hospitality related to the purchase of derivative securities in the aftermarket, while the agreements of your sponsors do not.

The Company believes that the agreements with respect to limit orders, and the limit orders themselves, will not violate Regulation M under the Securities Exchange Act of 1934, as amended (the ‘‘Exchange Act’’), and fall within the Division of Market Regulation’s No-Action Letter In re Key Hospitality Acquisition Corp. (October 12, 2005) because:

1.	The common stock purchase terms are fully disclosed in the prospectus, including the duration of the purchase period, the maximum price to be paid per share of common stock, and the total dollar amount committed to the purchase program;

Ms. Barbara C. Jacobs
Securities and Exchange Commission
January 23, 2008

2.	The form of limit order agreement has been filed as Exhibit 10.10 to the Registration Statement with Amendment No. 2 and, as indicated in the Company’s response to Comment No. 1 to the Staff’s letter dated January 10, 2008 above, the Company will provide the Staff with a marked copy against the form of limit order agreement filed as Exhibit 10.10 with Amendment No. 1;

3.	As provided for in the form of limit order agreement and disclosed in the prospectus, the common stock purchases will be made pursuant to a pre-established agreement in accordance with the guidelines in Rule 10b5-1 under the Exchange Act by a broker-dealer who is registered under Section 15 of the Exchange Act;

4.	Pursuant to the letter agreement between the Company and Perella Weinberg Partners Acquisition LP (‘‘PWP Acquisition’’) and the letter agreement between the Company and BNYH BPW Holdings LLC (‘‘BNYH BPW’’), each of PWP Acquisition and BNYH BPW will agree that none of the common stock purchased pursuant to the limit order agreements will be sold or transferred until 180 days following the completion of a business combination;

5.	As provided in the letter agreement between the Company and PWP Acquisition and the letter agreement between the Company and BNYH BPW, all common stock purchases by each of PWP Acquisition and BNYH BPW will be reported to the Commission and publicly disclosed pursuant to Form 4, Statement of Changes of Beneficial Ownership of Securities;

6.	As provided for in the form of limit order agreement and disclosed in the prospectus, other than the bid represented by the limit order agreements during the restricted period, no common stock bids or purchases pursuant to the limit order agreements will occur until after 60 calendar days following the end of the restricted period for the unit distribution;

7.	Pursuant to the letter agreement between the Company and PWP Acquisition and the letter agreement between the Company and BNYH BPW, the Company, PWP Acquisition and BNYH BPW will provide to the Division of Market Regulation promptly upon request but in any event no later than 30 days after any such request, a daily time-sequenced schedule of all common stock purchases made pursuant to the limit order, on a transaction-by-transaction basis, including: (i) size, broker (if any), time of execution and price of purchase and (ii) the exchange, quotation system, or other facility through which the common stock purchase occurred; and

8.	As provided for in the letter agreement between the Company and PWP Acquisition and the letter agreement between the Company and BNYH BPW, representatives of the Company, PWP Acquisition and BNYH BPW will be made available to respond to inquiries by the Division of Market Regulation regarding purchases under the limit order agreements.

With respect to the last sentence of the Staff’s comment, we note that like the warrants that are the subject of the agreements in Key Hospitality, the common stock that is the subject of the agreements with our sponsors is part of the units being offered to the public and is an equity security.

Ms. Barbara C. Jacobs
Securities and Exchange Commission
January 23, 2008

2.	Please tell us how you intend to satisfy the price and volume conditions of Rule 10b-18(b) with respect to purchases of common stock pursuant to the limit orders, given that your limit orders apparently require your sponsors to purchase all shares that are offered at or below a price equal to the per share amount held in your trust account.

As provided for in the form of limit order agreement and as disclosed in the Registration Statement, limit orders will only be filled to the extent they satisfy all of the conditions, including the price and volume conditions, of Rule 10b-18(b). We have revised the disclosure on pages 9, 57, 92 and 94 to state that:

‘‘It is intended that such purchases will satisfy the conditions of Rule 10b-18(b) under the Exchange Act and the broker’s purchase obligation will otherwise be subject to applicable law including Regulation M under the Exchange Act, which may prohibit or limit purchases pursuant to the limit order agreements in certain circumstances.’’

3.	In your response to comment 5 of our letter dated December 13, 2007, you state that, if the Company is issuing securities to the target stockholders in connection with the initial business combination, purchases of common stock pursuant to the limit orders must cease at the mailing of a proxy statement to the target stockholders. Please confirm that, in that case, purchases would actually cease at the end of the Buyback Period, which would appear to be earlier than the mailing of the proxy statement.

The Company confirms that, in the case of the Company issuing securities to the target stockholders in connection with the initial business combination when the target stockholders have not approved the transaction before the filing of the Company’s proxy statement, purchases of common stock pursuant to the limit orders will cease at the end of the Buyback Period, which will be earlier than the mailing of the proxy statement to the Company’s stockholders.

4.	With regard to your revised disclosure in the fourth full paragraph on the cover page, please describe to us, and disclose elsewhere in the prospectus, all circumstances in which the Buyback Period will terminate earlier than the business day immediately preceding the record date for the meeting of stockholders at which the initial business combination is to be approved.

The Buyback Period will terminate earlier than the business day immediately preceding the record date for the meeting of stockholders at which the initial business combination is to be approved, if any of the following have occurred prior to such date:

(a)    the aggregate purchase price for all shares of common stock purchased under each limit order agreement equals $12,500,000;

(b)    the broker receives notice that PWP Acquisition or BNYH BPW, as applicable, has filed a petition for bankruptcy or reorganization, or a petition for bankruptcy has been filed against PWP Acquisition or BNYH BPW, as applicable, and has not been dismissed within sixty (60) calendar days of its filing;

(c)     PWP Acquisition or BNYH BPW, as applicable, or any other person publicly announces a tender or exchange offer with respect to the shares of common stock or a merger, acquisition,

Ms. Barbara C. Jacobs
Securities and Exchange Commission
January 23, 2008

reorganization, recapitalization or other similar business combination or transaction as a result of the consummation of which the shares of common stock would be exchanged or converted into cash, securities or other property other than, in each case, in connection with the business combination;

(d)    the Company publicly announces that it does not intend to proceed with the business combination that was the subject of the preliminary proxy statement; and

(e)    the broker determines, in its sole discretion, that it is prohibited for any reason from engaging in purchasing activity as PWP Acquisition’s or BNYH BPW’s agent, as applicable, under the limit order agreement.

The Company details such termination events in the form of limit order agreement attached to the Registration Statement with Amendment No. 2 as Exhibit 10.10. We have revised the disclosure on page 9 to comply with this comment.

Sincerely,
/s/ Mark Zvonkovic

cc:       Michael E. Martin